SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Zurn Elkay Water Solutions Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98983L108

(CUSIP Number)

Brooke R. Kerendian

DLA Piper LLP (US)

444 West Lake Street, Suite 900

Chicago, Illinois 60606

Telephone: (312) 368-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98983L108	SCHEDULE 13D/A	Page 2 of 20

1. Names of Reporting Persons. Ice Mountain LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) SC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 23,454,164
9. Sole Dispositive Power 0
10. Shared Dispositive Power 23,454,164
11. Aggregate Amount Beneficially Owned by Each Reporting Person 23,454,164
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 13.72%
14. Type of Reporting Person (See Instructions) OO

CUSIP No. 98983L108	SCHEDULE 13D/A	Page 3 of 20

1. Names of Reporting Persons. Cascade Bay LLC
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) N/A
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 23,454,164
9. Sole Dispositive Power 0
10. Shared Dispositive Power 23,454,164
11. Aggregate Amount Beneficially Owned by Each Reporting Person 23,454,164
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 13.72%
14. Type of Reporting Person (See Instructions) OO

CUSIP No. 98983L108	SCHEDULE 13D/A	Page 4 of 20

1. Names of Reporting Persons. Katz 2004 DYN Trust
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) N/A
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 23,454,164
9. Sole Dispositive Power 0
10. Shared Dispositive Power 23,454,164
11. Aggregate Amount Beneficially Owned by Each Reporting Person 23,454,164
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 13.72%
14. Type of Reporting Person (See Instructions) OO

CUSIP No. 98983L108	SCHEDULE 13D/A	Page 5 of 20

1. Names of Reporting Persons. Katz 2021 Trust for Patti
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) SC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 71,452
9. Sole Dispositive Power 0
10. Shared Dispositive Power 71,452
11. Aggregate Amount Beneficially Owned by Each Reporting Person 71,452
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.04%
14. Type of Reporting Person (See Instructions) OO

CUSIP No. 98983L108	SCHEDULE 13D/A	Page 6 of 20

1. Names of Reporting Persons. Katz New VBA Trust
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) SC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 14,101
9. Sole Dispositive Power 0
10. Shared Dispositive Power 14,101
11. Aggregate Amount Beneficially Owned by Each Reporting Person 14,101
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.01%
14. Type of Reporting Person (See Instructions) OO

CUSIP No. 98983L108	SCHEDULE 13D/A	Page 7 of 20

1. Names of Reporting Persons. Katz Voting Stock Trust
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) SC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 236,387
9. Sole Dispositive Power 0
10. Shared Dispositive Power 236,387
11. Aggregate Amount Beneficially Owned by Each Reporting Person 236,387
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.14%
14. Type of Reporting Person (See Instructions) OO

CUSIP No. 98983L108	SCHEDULE 13D/A	Page 8 of 20

1. Names of Reporting Persons. Errol R. Halperin Revocable Trust U/A/D 7/8/1996, Phyllis B. Hollander, Trustee
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) SC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 140,000
8. Shared Voting Power 0
9. Sole Dispositive Power 140,000
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 140,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.08%
14. Type of Reporting Person (See Instructions) OO

CUSIP No. 98983L108	SCHEDULE 13D/A	Page 9 of 20

1. Names of Reporting Persons. Aimee Katz
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) N/A
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 6,678
8. Shared Voting Power 23,704,652
9. Sole Dispositive Power 6,678
10. Shared Dispositive Power 23,704,652
11. Aggregate Amount Beneficially Owned by Each Reporting Person 23,711,330
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 13.87%
14. Type of Reporting Person (See Instructions) IN

CUSIP No. 98983L108	SCHEDULE 13D/A	Page 10 of 20

1. Names of Reporting Persons. April Jalazo
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) N/A
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 23,704,652
9. Sole Dispositive Power 0
10. Shared Dispositive Power 23,704,652
11. Aggregate Amount Beneficially Owned by Each Reporting Person 23,704,652
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 13.87%
14. Type of Reporting Person (See Instructions) IN

CUSIP No. 98983L108	SCHEDULE 13D/A	Page 11 of 20

1. Names of Reporting Persons. Patricia A. Bauer
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) SC
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 232
8. Shared Voting Power 71,452
9. Sole Dispositive Power 232
10. Shared Dispositive Power 71,452
11. Aggregate Amount Beneficially Owned by Each Reporting Person 71,684
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.04%
14. Type of Reporting Person (See Instructions) IN

CUSIP No. 98983L108	SCHEDULE 13D/A	Page 12 of 20

1. Names of Reporting Persons. The Northern Trust Company
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO (1)
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 7,476
9. Sole Dispositive Power 0
10. Shared Dispositive Power 7,476
11. Aggregate Amount Beneficially Owned by Each Reporting Person 7,476
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.01%
14. Type of Reporting Person (See Instructions) OO

(1)	The securities beneficially owned by The Northern Trust Company were acquired as a result of the death of Ronald C. Katz on October 19, 2022. The securities were acquired by the Estate of Ronald C. Katz, deceased, by operation of law upon Ronald C. Katz’s death. The Northern Trust Company is the personal representative of the Estate of Ronald C. Katz, deceased. Therefore, this item is not applicable.

CUSIP No. 98983L108	SCHEDULE 13D/A	Page 13 of 20

1. Names of Reporting Persons. The Estate of Errol R. Halperin, deceased
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO (1)
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.00%
14. Type of Reporting Person (See Instructions) OO (2)

(1)	The securities beneficially owned by the Estate of Errol R. Halperin, deceased, were acquired as a result of the death of Errol R. Halperin on September 19, 2022. The securities were acquired by the Estate of Errol R. Halperin, deceased, by operation of law upon Errol R. Halperin’s death. Therefore, this item is not applicable. As further disclosed in this Schedule 13D, the securities beneficially owned by the Estate of Errol R. Halperin, deceased were transferred to the Errol R. Halperin Revocable Trust U/A/D 7/8/1996.

(2)	The Reporting Person is an estate to which the securities reported herein passed upon the death of Errol R. Halperin.

CUSIP No. 98983L108	SCHEDULE 13D/A	Page 14 of 20

1. Names of Reporting Persons. The Estate of Ronald C. Katz, deceased
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO (1)
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 0
8. Shared Voting Power 7,476
9. Sole Dispositive Power 0
10. Shared Dispositive Power 7,476
11. Aggregate Amount Beneficially Owned by Each Reporting Person 7,476
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 0.01%
14. Type of Reporting Person (See Instructions) OO (2)

(1)	The securities beneficially owned by the Estate of Ronald C. Katz, deceased, were acquired as a result of the death of Ronald C. Katz on October 19, 2022. The securities were acquired by the Estate of Ronald C. Katz, deceased, by operation of law upon Ronald C. Katz’s death. Therefore, this item is not applicable.

(2)	The Reporting Person is an estate to which the securities reported herein passed upon the death of Ronald C. Katz.

CUSIP No. 98983L108	SCHEDULE 13D/A	Page 15 of 20

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D is being filed jointly by (i) Ice Mountain LLC, a Delaware limited liability company (“Ice Mountain”); (ii) Cascade Bay LLC, a Delaware limited liability company (“Cascade Bay”), for itself and as the Manager of Ice Mountain; (iii) Katz 2004 DYN Trust (“DYN”), the Special Assets Manager of Cascade Bay; (iv) Katz 2021 Trust for Patti (“KTP”); (v) Katz New VBA Trust (“New VBA”); (vi) Katz Voting Stock Trust, a formerly revocable trust (“KVST”); (vii) the Estate of Errol R. Halperin, deceased, (viii) Phyllis Hollander, as Successor Trustee under Declaration of Trust dated July 8, 1996, a formerly revocable trust (“Halperin Trust”); (ix) The Northern Trust Company, individually and as the personal representative of the Estate of Ronald C. Katz, deceased; (x) Aimee Katz, individually and with April Jalazo, the seat holders of the voting committees with the power to direct DYN, New VBA and KVST (each, a “Voting Committee” and collectively, the “Voting Committees”), (xi) April Jalazo, individually and with Aimee Katz, the seat holders of the Voting Committees, (xii) Patricia A. Bauer, individually and as the Special Assets Director with the power to direct KTP, and (xiii) the Estate of Ronald C. Katz, deceased (each individually, a “Reporting Person”, and collectively, the “Reporting Persons”), related to the common stock, par value $0.01 per share (the “Common Stock”), of Zurn Elkay Water Solutions Corporation, a Delaware corporation (the “Issuer”). This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 12, 2022 (the “Original Schedule 13D” and, together with Amendment No. 1, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously provided in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings ascribed to such terms in the Original Schedule 13D.

This Amendment No. 1 is being filed to report the following matters: (1) on September 19, 2022, Errol R. Halperin, the former trustee of DYN and former Trustee of the Halperin Trust, died, (2) on October 19, 2022, Ronald C. Katz, the former trustee of KVST, died, (3) following the deaths of Errol R. Halperin and Ronald C. Katz, the Voting Proxies terminated, (4) as described in the Original Schedule 13D, following the Merger, certain additional shares of Common Stock held in escrow were transferred to certain of the Reporting Persons, as further described in Item 5, (5) as further discussed in Item 5, during the period April 5, 2024 to July 2, 2024, Ice Mountain sold an aggregate of 1,594,768 shares of Common Stock of the Issuer, (6) as further discussed in Item 5, during the period January 1, 2024 to January 5, 2024, the Halperin Trust disposed of 923,804 shares of Common Stock of the Issuer, (7) the Estate of Errol R. Halperin, deceased, transferred all of its 17,029 shares of Common Stock of the Issuer to the Halperin Trust on January 3, 2024, and (8) April Katz is now known as April Jalazo.

As a result of his death, (1) Errol R. Halperin’s former individual interest in the Common Stock of the Issuer, was held by his estate, which is currently in probate, and all of the Common Stock of the Issuer held by the Estate of Errol R. Halperin, deceased, was subsequently transferred to the Halperin Trust, (2) Phyllis Hollander was appointed as the Successor Trustee to the Halperin Trust, and (3) Errol R. Halperin’s former interest in the Common Stock of the Issuer as the trustee of DYN is now controlled by Aimee Katz and April Jalazo, the seat holders of the DYN Voting Committee. As a result, the Estate of Errol R. Halperin, deceased, and the Halperin Trust each beneficially owns less than 5% of the Issuer’s outstanding Common Stock.

As a result of his death, (1) Ronald C. Katz’s former individual interest in the Common Stock of the Issuer is now held by his estate, which is currently in probate, and The Northern Trust Company was appointed as the personal representative of Ronald C. Katz’s estate, (2) Ronald C. Katz’s former interest in the Common Stock of the Issuer as a result of his being the trustee of KVST and the recipient of the Voting Proxies with respect to Ice Mountain and New VBA is now controlled by Aimee Katz and April Jalazo, the seat holders of the Voting Committees, and (3) Ronald C. Katz’s former interest in the Common Stock of the Issuer as a result of his being the recipient of the Voting Proxy with respect to KTP is now controlled by Patricia A. Bauer as the Special Assets Director of KTP. As a result, the Estate of Ronald C. Katz, deceased, beneficially owns less than 5% of the Issuer’s outstanding Common Stock.

As further discussed in Item 5, this Amendment No. 1 constitutes an exit filing for KTP, Patricia A. Bauer, the Estate of Errol R. Halperin, deceased, the Halperin Trust, the Estate of Ronald C. Katz, deceased, and The Northern Trust Company.

CUSIP No. 98983L108	SCHEDULE 13D/A	Page 16 of 20

Item 2.	Identity and Background

“Item 2. Identity and Background” of the Schedule 13D is hereby amended and restated as follows:

The persons filing this statement are the Reporting Persons.

The residence or business address for each of the Reporting Persons is as follows:

Ice Mountain:	c/o The Northern Trust Company, 50 S. LaSalle St., B-3, Chicago, IL 60603, Attn: John R. Thickens
Cascade Bay:	c/o The Northern Trust Company, 50 S. LaSalle St., B-3, Chicago, IL 60603, Attn: John R. Thickens
DYN:	c/o The Northern Trust Company, 50 S. LaSalle St., B-3, Chicago, IL 60603, Attn: John R. Thickens
KTP:	c/o The Northern Trust Company, 50 S. LaSalle St., B-3, Chicago, IL 60603, Attn: John R. Thickens
New VBA:	c/o The Northern Trust Company, 50 S. LaSalle St., B-3, Chicago, IL 60603, Attn: John R. Thickens
KVST:	c/o The Northern Trust Company, 50 S. LaSalle St., B-3, Chicago, IL 60603, Attn: John R. Thickens
Estate of Errol R. Halperin, deceased:	c/o Phyllis Hollander, 135 Wellington Road, Northbrook, IL 60062
The Northern Trust Company:	The Northern Trust Company, 50 S. LaSalle St., B-6, Chicago, IL 60603, Attn: Siomara Elizondo
Halperin Trust:	c/o Phyllis Hollander, 135 Wellington Road, Northbrook, IL 60062
Aimee Katz:	4525 Sterling Road, Downers Grove, IL 60515-3040
April Jalazo:	646 Columbus Drive, Tierra Verde, FL 33715-2030
Patricia A. Bauer:	266 Brian Lane, Dawson, IL 62520
Estate of Ronald C. Katz, deceased:	c/o The Northern Trust Company, 50 S. LaSalle St., B-6, Chicago, IL 60603, Attn: Siomara Elizondo

The principal business or occupation for each of the Reporting Persons is as follows:

Ice Mountain:	Investing.
Cascade Bay:	Investing.
DYN:	Not applicable.
KTP:	Not applicable.
New VBA:	Not applicable.
KVST:	Not applicable.
Estate of Errol R. Halperin, deceased:	Hold certain assets of the late Errol R. Halperin.
The Northern Trust Company:	A trust company.
Halperin Trust:	Not applicable.
Aimee Katz:	Retired.
April Jalazo:	Retired.
Patricia A. Bauer:	Self-employed real estate broker.
Estate of Ronald C. Katz, deceased:	Hold certain assets of the late Ronald C. Katz.

Each of Ice Mountain and Cascade Bay are formed under the laws of the State of Delaware. Each of DYN, the Halperin Trust and New VBA are formed under the laws of the State of Illinois. Each of KTP and KVST are formed under the laws of the State of Florida. The Northern Trust Company is formed under the laws of the State of Illinois.

Aimee Katz, April Jalazo, and Patricia A. Bauer are each a citizen of the United States.

Errol R. Halperin and Ronald C. Katz were each a citizen of the United States.

CUSIP No. 98983L108	SCHEDULE 13D/A	Page 17 of 20

No Reporting Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

The information set forth below in Item 6 is incorporated by reference into this Item 5.

(a)	Amount beneficially owned and percentage of class

Ice Mountain is the direct record owner of 23,454,164 shares of Common Stock; KVST is the direct record owner of 236,387 shares of Common Stock; New VBA is the direct record owner of 14,101 shares of Common Stock; KTP is the direct record owner of 71,452 shares of Common Stock; the Estate of Errol R. Halperin, deceased, is the direct record owner of 0 shares of Common Stock, the Halperin Trust is the direct record owner of 140,000 shares of Common Stock; Aimee Katz is the direct record owner of 6,678 shares of Common Stock; Patricia A. Bauer is the direct record owner of 232 shares of Common Stock; and the Estate of Ronald C. Katz, deceased, is the direct record owner of 7,476 shares of Common Stock.

The aggregate number of shares of Common Stock beneficially owned by Ice Mountain is 23,454,164, representing 13.72% of the shares of Common Stock outstanding as of July 26, 2024.

Voting and investment power with respect to the shares of Common Stock directly owned by Ice Mountain may be deemed to be shared by Cascade Bay, DYN, Aimee Katz and April Jalazo. Cascade Bay is the manager and sole Class A member of Ice Mountain. DYN is the Special Assets Manager of Cascade Bay. Aimee Katz and April Jalazo are the seat holders of the DYN Voting Committee. Neither Cascade Bay nor DYN directly owns any shares of Common Stock. Each of Cascade Bay, DYN, Aimee Katz and April Jalazo may be deemed to be the beneficial owner of the 23,454,164 shares of Common Stock directly owned by Ice Mountain, representing approximately 13.72% of the shares of Common Stock outstanding as of July 26, 2024.

The aggregate number of shares of Common Stock beneficially owned by KVST is 236,387, representing approximately 0.14% of the shares of Common Stock outstanding as of July 26, 2024.

The aggregate number of shares of Common Stock beneficially owned by New VBA is 14,101, representing approximately 0.01% of the shares of Common Stock outstanding as of July 26, 2024.

The aggregate number of shares of Common Stock beneficially owned by KTP is 71,452, representing approximately 0.04% of the shares of Common Stock outstanding as of July 26, 2024.

The aggregate number of shares of Common Stock beneficially owned by the Halperin Trust is 140,000, representing approximately 0.08% of the shares of Common Stock outstanding as of July 26, 2024.

Voting and investment power with respect to the shares of Common Stock directly owned by KTP may be deemed to be shared by Patricia A. Bauer as the Special Assets Director of KTP. Therefore, Patricia A. Bauer may be deemed to beneficially own an aggregate of 71,684 shares of Common Stock, consisting of the 71,452 shares of Common Stock directly held by KTP and the 232 shares of Common Stock she directly holds, representing approximately 0.04% of the shares of Common Stock outstanding as of July 26, 2024.

Voting and investment power with respect to the shares of Common Stock directly owned by the Estate of Ronald C. Katz, deceased, may be deemed to be shared by The Northern Trust Company as the personal representative of the Estate of Ronald C. Katz, deceased. Therefore, The Northern Trust Company may be deemed to beneficially own 7,467 shares of Common Stock, representing 0.01% of the shares of Common Stock outstanding as of July 26, 2024.

CUSIP No. 98983L108	SCHEDULE 13D/A	Page 18 of 20

Voting and investment power with respect to the shares of Common Stock directly and beneficially owned by DYN, New VBA and KVST may be deemed to be shared by the seat holders comprising the Voting Committees. Therefore, (i) Aimee Katz may be deemed to beneficially own an aggregate of 23,711,330 shares of Common Stock, consisting of the 23,454,164 shares of Common Stock directly held by Ice Mountain, the 236,387 shares of Common Stock directly held by KVST, the 14,101 shares of Common Stock directly held by New VBA, and the 6,678 shares of Common Stock directly held by Aimee Katz, representing approximately 13.87% of the shares of Common Stock outstanding as of July 26, 2024; and (ii) April Jalazo may be deemed to beneficially own an aggregate of 23,704,652 shares of Common Stock, consisting of the 23,454,164 shares of Common Stock directly held by Ice Mountain, the 236,387 shares of Common Stock directly held by KVST, and the 14,101 shares of Common Stock directly held by New VBA, representing approximately 13.87% of the shares of Common Stock outstanding as of July 26, 2024.

(b)	Number of shares of Common Stock to which such Reporting Person has:

(i)	Sole power to vote or direct the vote

Ice Mountain:	0 shares
Cascade Bay:	0 shares
DYN:	0 shares
KTP:	0 shares
New VBA:	0 shares
KVST:	0 shares
Estate of Errol R. Halperin, deceased:	0 shares
The Northern Trust Company:	0 shares
Halperin Trust:	140,000 shares
Aimee Katz:	6,678 shares
April Jalazo:	0 shares
Patricia A. Bauer:	232 shares
Estate of Ronald C. Katz, deceased:	0 shares

(ii)	Shared power to vote or direct the vote:

Ice Mountain:	23,454,164 shares
Cascade Bay:	23,454,164 shares
DYN:	23,454,164 shares
KTP:	71,452 shares
New VBA:	14,101 shares
KVST:	236,387 shares
Estate of Errol R. Halperin, deceased:	0 shares
The Northern Trust Company:	7,476 shares
Halperin Trust	0 shares
Aimee Katz:	23,704,652 shares
April Jalazo:	23,704,652 shares
Patricia A. Bauer:	71,452 shares
Estate of Ronald C. Katz, deceased:	7,476 shares

CUSIP No. 98983L108	SCHEDULE 13D/A	Page 19 of 20

(iii)	Sole power to dispose or direct the disposition of:

Ice Mountain:	0 shares
Cascade Bay:	0 shares
DYN:	0 shares
KTP:	0 shares
New VBA:	0 shares
KVST:	0 shares
Estate of Errol R. Halperin, deceased:	0 shares
Halperin Trust:	140,000 shares
Aimee Katz:	6,678 shares
April Jalazo:	0 shares
Patricia A. Bauer:	232 shares
Estate of Ronald C. Katz, deceased:	0 shares

(iv)	Shared power to dispose or direct the disposition of:

Ice Mountain:	23,454,164 shares
Cascade Bay:	23,454,164 shares
DYN:	23,454,164 shares
KTP:	71,452 shares
New VBA:	14,101 shares
KVST:	236,387 shares
Estate of Errol R. Halperin, deceased:	0 shares
The Northern Trust Company:	7,476 shares
Halperin Trust:	0 shares
Aimee Katz:	23,704,652 shares
April Jalazo:	23,704,652 shares
Patricia A. Bauer	71,452 shares
Estate of Ronald C. Katz, deceased:	7,476 shares

The percentages of beneficial ownership reported in this Schedule 13D are based on approximately 170,928,495 shares of Common Stock of the Issuer outstanding as of July 26, 2024, such number of shares being based on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024.

(c)	Transactions effected in the past sixty days:

As described in the Original Schedule 13D, certain additional shares of Common Stock (the “Escrow Shares”) were held in escrow and could be transferred to one or more of the Reporting Persons upon the occurrence of certain conditions. On January 2, 2024, the following Reporting Persons received Escrow Shares directly in their name, as shown below:

Ice Mountain:	277,092 shares
New VBA:	156 shares
KVST:	2,615 shares
Estate of Ronald C. Katz, deceased:	83 shares

During the period April 5, 2024 to July 2, 2024, Ice Mountain sold an aggregate of 1,594,768 shares of Common Stock of the Issuer in multiple transactions on the open market, as further described below. Ice Mountain undertakes to provide to Zurn Elkay Water Solutions Corporation, any security holder of Zurn Elkay Water Solutions Corporation, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth column 4 below.

CUSIP No. 98983L108	SCHEDULE 13D/A	Page 20 of 20

Date	Amount	Weighted Average Price	Price Range (inclusive)
04/05/2024	50,172	$32.18	$32.15 to $32.33
04/08/2024	49,828	$32.07	$32.00 to $32.36
04/11/ 2024	1,223	$32.20	$32.20 to $32.22
04/12/2024	45,009	$32.24	$32.20 to $32.58
04/15/2024	103,768	$31.96	$31.91 to $32.27
04/19/2024	43,690	$31.93	$31.91 to $31.94
04/22/2024	249,582	$32.04	$31.90 to $32.19
04/23/2024	236,728	$32.44	$32.10 to $32.73
05/22/2024	48,388	$32.97	$32.91 to $32.98
05/23/2024	5,232	$32.08	$32.00 to $32.13
05/24/2024	46,380	$32.00	$32.00 to $32.04
06/10/2024	100,000	$30.10	$30.00 to $30.18
06/12/2024	194,081	$31.55	$31.25 to $31.74
06/13/2024	687	$31.25	N/A
06/18/2024	154,433	$30.53	$30.40 to $30.85
06/20/2024	36,938	$30.44	$30.40 to $30.51
06/21/2024	8,629	$30.40	$30.40 to $30.42
06/28/2024	100,000	$29.04	$29.00 to $29.21
07/01/2024	8,240	$29.14	$29.00 to $29.27
07/02/2024	111,760	$29.07	$29.00 to $29.13

On January 1, 2024 the Halperin Trust sold 900,000 shares of Common Stock of the Issuer for a weighted average price of $27.05 and on January 5, 2024 the Halperin Trust contributed 23,804 shares of Common Stock of the Issuer for philanthropic purposes. Further, on January 3, 2024, the Estate of Errol R. Halperin, deceased, transferred all of its 17,029 shares of Common Stock of the Issuer to the Halperin Trust. As a result of such transfers, the Halperin Trust is the direct record owner of 140,000 shares of Common Stock of the Issuer, and the Estate of Errol R. Halperin, deceased, is the direct record owner of 0 shares of Common Stock of the Issuer.

Except as otherwise described above and in Items 3 and 4, there have been no reportable transactions by the Reporting Persons with respect to the Common Stock within the last 60 days.

(d)	No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.
(e)	As described herein, as of September 19, 2022 and October 19, 2022, Errol R. Halperin and Ronald C. Katz, respectively, ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer. The filing of this Amendment No. 1 represents an exit filing for KTP, Patricia A. Bauer, the Estate of Errol R. Halperin, deceased, the Halperin Trust, the Estate of Ronald C. Katz, deceased, and The Northern Trust Company.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

Following the deaths of Ronald C. Katz and Errol R. Halperin, the Voting Proxies terminated. Following the termination of the Voting Proxies, Aimee Katz and April Jalazo became the sole seat holders of the Voting Committees with the power to direct DYN, New VBA and KVST.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated as of October 2, 2024, by and among the Reporting Persons (Filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: October 2, 2024

ICE MOUNTAIN LLC, a Delaware limited liability company

By: Cascade Bay LLC, a Delaware limited liability company, its Manager

By:	The Northern Trust Company, as Trustee of each of the Aimee New Growth Trust dated as of December 1, 2019 and the April New Growth Trust dated as of December 1, 2019, and not individually, its General Manager

By:	/s/ John Thickens

Print name:	John Thickens

Its:	Senior Vice President

CASCADE BAY LLC, a Delaware limited liability company

By:	The Northern Trust Company, as Trustee of each of the Aimee New Growth Trust dated as of December 1, 2019 and the April New Growth Trust dated as of December 1, 2019, and not individually, its General Manager

By:	/s/ John Thickens

Print name:	John Thickens

Its:	Senior Vice President

KATZ 2004 DYN TRUST

By:	The Northern Trust Company, as Trustee of each of the Aimee New Growth Trust dated as of December 1, 2019 and the April New Growth Trust dated as of December 1, 2019, and not individually, its General Manager

By:	/s/ John Thickens

Print name:	John Thickens

Its:	Senior Vice President

KATZ 2021 TRUST FOR PATTI

By: The Northern Trust Company, as Trustee, and not individually

By:	/s/ John Thickens

Print name:	John Thickens

Its:	Senior Vice President

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

KATZ NEW VBA TRUST

By: The Northern Trust Company, as Trustee, and not individually

By:	/s/ John Thickens

Print name:	John Thickens

Its:	Senior Vice President

KATZ VOTING STOCK TRUST

By: The Northern Trust Company, as Trustee, and not individually

By:	/s/ John Thickens

Print name:	John Thickens

Its:	Senior Vice President

PHYLLIS HOLLANDER, AS SUCCESSOR TRUSTEE UNDER DECLARATION OF TRUST DATED JULY 8, 1996

By:	/s/ Phyllis Hollander
Phyllis Hollander, as Trustee, and not individually

THE NORTHERN TRUST COMPANY

By:	/s/ Siomara Elizondo

Print Name:	Siomara Elizondo

Its:	Authorized Signatory

/s/ Aimee Katz
AIMEE KATZ

/s/ April Jalazo
APRIL JALAZO

/s/ Patricia A. Bauer
PATRICIA A. BAUER

ESTATE OF ERROL R. HALPERIN, DECEASED

By:	/s/ Phyllis Hollander

Print Name:	Phyllis Hollander

Its:	Independent Executor

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

ESTATE OF RONALD C. KATZ, DECEASED

By The Northern Trust Company, Personal Representative

By:	/s/ Siomara Elizondo
Print Name:	Siomara Elizondo

Its:	Authorized Signatory

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).